UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021.

Commission File Number: 000-51848

Avricore Health Inc.

(Exact name of registrant as specified in its charter)

1120-789 West Pender St, Vancouver, BC, V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): NO

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): NO

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibits

The following exhibits are included in this form 6-K:

Exhibit No.	Description	Date Released
1	Financial Statements Interim Financial Statements/Report for the nine months ending September 30, 2021	November 29, 2021
2	Certification of Interim Filings- CEO	November 29, 2021
3	Certification of Interim Filings- CFO	November 29, 2021
4	MD&A	November 29, 2021
5	News Release HEALTHTAB™ TO OFFER ABBOTT’S i-STAT ALINITY™ EXPANDING CHRONIC DISEASE TESTING TO SELECT COMMUNITY PHARMACIES IN CANADA	November 23, 2021

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVRICORE HEALTH INC.

Date: October 11, 2022	By	/s/ Kiki Smith
Kiki Smith
Chief Financial Officer

SEC1815(04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

(1)	The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940

(2)	An issuer may submit a Form 6-K in paper under:

●	Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

●	Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer’s “home country”), or under the rules of the home country exchange on which the issuer’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer’s security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

●	a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3)	When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6- K.

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(4)	An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S- T Rule 302(c) (17 CFR 232.302(c)).

(5)	XBRL-Related Documents. Only a registrant that prepares its financial statements in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.) is permitted to participate in the voluntary XBRL (eXtensible Business Reporting Language) program and, as a result, may submit XBRL-Related Documents (§232.11 of this chapter). XBRL-Related Documents submitted as an exhibit to a Form 6-K must be listed as exhibit 100. Rule 401 of Regulation S –T (§232.401 of this chapter) sets forth further details regarding eligibility to participate in the voluntary XBRL program.

(6)	Interactive Data File. An Interactive Data File (§232.11 of this chapter) is:

(a) Required to be submitted and posted. Required to be submitted to the Commission and posted on the registrant’s corpo- rate Web site, if any, in the manner provided by Rule 405 of Regulation S-T (§232.405 of this chapter) and, as submitted, listed as exhibit 101, if the registrant does not prepare its financial statements in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.) and is described in subparagraph (a)(i), (ii) or (iii) of this paragraph (6), except that an Interactive Data File: first is required for a periodic report on Form 10-Q (§249.308a of this chapter), Form 20-F (§249.220f of this chapter) or Form 40-F (§249.240f of this chapter), as applicable; and is required for a Form 6-K (§249.306 of this chapter) only when the Form 6-K contains either of the following: audited annual financial statements that are a revised version of financial statements that previously were filed with the Commission that have been revised pursuant to applicable accounting standards to reflect the effects of certain subsequent events, including a discontinued operation, a change in reportable segments or a change in accounting principle; or current interim financial statements included pursuant to the nine-month updating requirement of Item 8.A.5 of Form 20-F, and, in either such case, the Interactive Data File would be required only as to such revised financial statements or current interim financial statements regardless whether the Form 6-K contains other financial statements:

(i) A large accelerated filer (§240.12b-2 of this chapter) that had an aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates of more than $5 billion as of the last business day of the second fiscal quarter of its most recently completed fiscal year that prepares its financial statements in accordance with generally accepted accounting prin- ciples as used in the United States and the filing contains financial statements of the registrant for a fiscal period that ends on or after June 15, 2009;

(ii) A large accelerated filer not specified in subparagraph (a)(i) of this paragraph (6) that prepares its financial statements in accordance with generally accepted accounting principles as used in the United States and the filing contains financial statements of the registrant for a fiscal period that ends on or after June 15, 2010; or

(iii) A filer not specified in subparagraph (a)(i) or (ii) of this paragraph (6) that prepares its financial statements in accordance with either generally accepted accounting principles as used in the United States or International Financial Reporting Standards as issued by the International Accounting Standards Board, and the filing contains financial statements of the registrant for a fiscal period that ends on or after June 15, 2011.

(b) Permitted to be submitted. Permitted to be submitted to the Commission in the manner provided by Rule 405 of Regulation S-T (§232.405 of this chapter) if the:

(i) Registrant prepares its financial statements:

(A) In accordance with either:

(1) Generally accepted accounting principles as used in the United States; or

(2) International Financial Reporting Standards as issued by the International Accounting Standards Board; and

(B) Not in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.); and

(ii) Interactive Data File is not required to be submitted to the Commission under subparagraph (a)(i) of this paragraph (6).

(c) Not permitted to be submitted. Not permitted to be submitted to the Commission if the registrant prepares its financial statements in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.).

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D. Treatment of Foreign Language Documents.

(1)	An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S- T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

●	press releases;

●	communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States (“foreign offerings”); and

●	documents disclosing annual audited or interim consolidated financial information.

(2)	In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer’s home country or the rules of the issuer’s home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer’s security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3)	An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6- K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4)	Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b- 12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

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